Exhibit 99.1
CONSOLIDATED BALANCE SHEETS

		As at
		March 31,	December 31,
(UNAUDITED) (Cdn$000s)	Notes	2014	2013
ASSETS
Cash		14,667	15,941
Accounts receivable		419,131	352,519
Prepaids and deposits		12,342	5,532
Derivative asset	21	6,483	3,126
Total current assets		452,623	377,118
Long-term investments	4	77,847	74,229
Derivative asset	21	78,430	48,098
Other long-term assets	5	37,491	37,958
Exploration and evaluation	6, 7	674,247	688,324
Property, plant and equipment	7, 8	11,592,461	11,259,147
Goodwill	9	251,919	251,919
Total assets		13,165,018	12,736,793
LIABILITIES
Accounts payable and accrued liabilities		850,406	789,305
Dividends payable	13	91,562	90,849
Current portion of long-term debt	10	91,449	-
Derivative liability	21	199,475	99,388
Decommissioning liability	12	37,550	18,469
Total current liabilities		1,270,442	998,011
Long-term debt	10	1,930,675	1,734,114
Derivative liability	21	95,632	25,846
Other long-term liabilities	11, 19	10,279	3,072
Decommissioning liability	12	596,364	611,069
Deferred income tax		839,899	864,608
Total liabilities		4,743,291	4,236,720
SHAREHOLDERS’ EQUITY
Shareholders’ capital	13	12,109,948	11,990,305
Contributed surplus		98,541	109,564
Deficit	14	(3,939,780)	(3,692,437)
Accumulated other comprehensive income		153,018	92,641
Total shareholders' equity		8,421,727	8,500,073
Total liabilities and shareholders' equity		13,165,018	12,736,793
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	1

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Three months ended March 31
(UNAUDITED) (Cdn$000s, except per share amounts)	Notes	2014	2013
REVENUE AND OTHER INCOME
Oil and gas sales		1,028,929	791,712
Royalties		(180,706)	(148,987)
Oil and gas revenue		848,223	642,725
Derivative losses	16, 21	(192,663)	(82,614)
Other income	17	3,618	3,660
		659,178	563,771
EXPENSES
Operating		147,559	127,831
Transportation		25,220	21,458
General and administrative		17,379	17,370
Interest on long-term debt		21,605	18,773
Foreign exchange loss	18	41,115	14,561
Share-based compensation	19	20,195	17,313
Depletion, depreciation and amortization	6, 8	374,298	355,430
Accretion on decommissioning liability	12	4,730	3,144
		652,101	575,880
Net income (loss) before tax		7,077	(12,109)

Tax recovery
Current		-	-
Deferred		(23,813)	(10,497)
Net income (loss)		30,890	(1,612)

Other comprehensive income
Items that may be subsequently reclassified to profit or loss
Foreign currency translation of foreign operations		60,377	26,529
Comprehensive income		91,267	24,917

Net income (loss) per share	20
Basic		0.08	-
Diluted		0.08	-
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	2

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(UNAUDITED) (Cdn$000s, except per share amounts)	Notes	Shareholders’ capital	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total shareholders’ equity
December 31, 2013		11,990,305	109,564	(3,692,437)	92,641	8,500,073
Issued on capital acquisitions	13	2,683				2,683
Issued pursuant to the DRIP (1)	13	80,268				80,268
Redemption of restricted shares	13	36,764	(37,292)	43		(485)
Share issue costs, net of tax		(72)				(72)
Share-based compensation	19		26,826			26,826
Forfeit of restricted shares	19		(557)			(557)
Net income				30,890		30,890
Dividends ($0.69 per share)				(278,276)		(278,276)
Foreign currency translation adjustment					60,377	60,377
March 31, 2014		12,109,948	98,541	(3,939,780)	153,018	8,421,727

December 31, 2012		11,249,168	102,755	(2,755,832)	(1,279)	8,594,812
Issued pursuant to the DRIP (1)		179,521				179,521
Redemption of restricted shares		45,968	(46,198)	5		(225)
Share issue costs, net of tax		(387)				(387)
Share-based compensation			21,771			21,771
Forfeit of restricted shares			666			666
Net income (loss)				(1,612)		(1,612)
Dividends ($0.69 per share)				(267,866)		(267,866)
Foreign currency translation adjustment					26,529	26,529
March 31, 2013		11,474,270	78,994	(3,025,305)	25,250	8,553,209

(1)	Premium DividendTM and Dividend Reinvestment Plan
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	3

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended March 31
(UNAUDITED) (Cdn$000s)	Notes	2014	2013
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
Net income (loss)		30,890	(1,612)
Items not affecting cash
Other income	17	(3,618)	(3,660)
Deferred tax recovery		(23,813)	(10,497)
Share-based compensation	19	20,195	17,313
Depletion, depreciation and amortization		374,298	355,430
Accretion on decommissioning liability		4,730	3,144
Unrealized losses on derivatives	16, 21	136,184	78,175
Unrealized loss on foreign exchange	18	40,941	14,236
Decommissioning expenditures		(13,161)	(3,744)
Change in non-cash working capital	23	7,490	10,454
		574,136	459,239
INVESTING ACTIVITIES
Development capital and other expenditures		(580,562)	(537,512)
Capital acquisitions, net	7	(30,603)	(24,109)
Other long-term assets		467	(3,140)
Change in non-cash working capital	23	(14,345)	20,335
		(625,043)	(544,426)
FINANCING ACTIVITIES
Issue of shares, net of issue costs		(625)	(754)
Increase in long-term debt		247,019	172,665
Cash dividends		(198,008)	(88,344)
Change in non-cash working capital	23	713	1,391
		49,099	84,958
Impact of foreign currency on cash balances		534	229
INCREASE (DECREASE) IN CASH		(1,274)	-
CASH AT BEGINNING OF PERIOD		15,941	-
CASH AT END OF PERIOD		14,667	-
See accompanying notes to the consolidated financial statements.

Supplementary Information:

Cash taxes paid	(323)	(26)
Cash interest paid	(17,212)	(18,315)

CRESCENT POINT ENERGY CORP.	4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2014 (UNAUDITED)

1.	STRUCTURE OF THE BUSINESS
The principal undertakings of Crescent Point Energy Corp. (the “Company” or “Crescent Point”) are to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries.
Crescent Point is the ultimate parent company and is amalgamated in Alberta, Canada under the Alberta Business Corporations Act. The address of the principal place of business is 2800, 111 - 5th Ave S.W., Calgary, Alberta, Canada, T2P 3Y6.
These interim consolidated financial statements were approved and authorized for issue by the Company's Board of Directors on May 7, 2014.

2.	BASIS OF PREPARATION
These interim consolidated financial statements of the Company are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim consolidated financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting, and have been prepared following the same accounting policies as the annual consolidated financial statements for the year ended December 31, 2013 except as described in Note 3. The disclosures provided below are incremental to those included with the annual consolidated financial statements. Certain information and disclosures included in the notes to the annual consolidated financial statements are condensed herein or are disclosed on an annual basis only. Accordingly, these interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2013.
The policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of May 7, 2014, the date the Board of Directors approved the statements.
The Company’s presentation currency is Canadian dollars and all amounts reported are Canadian dollars unless noted otherwise. References to “US$” are to United States dollars. Crescent Point's operations are aggregated into one reportable segment based on the similarities between the Company's Canadian and U.S. operations.

3.	CHANGES IN ACCOUNTING POLICIES
Effective January 1, 2014, the Company adopted the following IFRS:

•
IAS 36 Impairment of Assets - IAS 36 was amended in May 2013 to reduce the circumstances in which the recoverable amount of CGUs is required to be disclosed and clarify the disclosures required when an impairment loss has been recognized or reversed in the period. The amendments require retrospective application and were adopted by the Company on January 1, 2014. The adoption will only impact Crescent Point's disclosures in the notes to the financial statements in periods when an impairment loss or impairment recovery is recognized. The application of the amendment had no impact on the consolidated statements of comprehensive income or the consolidated balance sheets.

4.	LONG-TERM INVESTMENTS

($000s)	March 31, 2014	December 31, 2013
Investments in public companies, beginning of period	24,259	28,314
Unrealized gain (loss) recognized in other income	4,336	(4,055)
Investments in public companies, end of period	28,595	24,259

Investments in private companies, beginning of period	49,970	56,592
Unrealized loss recognized in other income	(718)	(6,622)
Investments in private companies, end of period	49,252	49,970

Long-term investments, end of period	77,847	74,229

a)	Public Companies
The Company holds common shares in publicly traded oil and gas companies. The investments are classified as financial assets at fair value through profit or loss and are fair valued with the resulting gain or loss recorded in net income. At March 31, 2014, the investments are recorded at a fair value of $28.6 million which is $75.3 million less than the original cost of the investments. At December 31, 2013, the investments were recorded at a fair value of $24.3 million which is $79.7 million less than the original cost of the investments.

CRESCENT POINT ENERGY CORP.	5

b)	Private Companies
The Company holds common shares in private oil and gas companies. The investments are classified as financial assets at fair value through profit or loss and are fair valued with the resulting gain or loss recorded in net income. At March 31, 2014, the investments are recorded at a fair value of $49.3 million which is $17.8 million less than the original cost of the investments. At December 31, 2013, the investments were recorded at a fair value of $50.0 million which is $17.0 million less than the original cost of the investments. See Note 21 - "Financial Instruments and Derivatives" for additional information regarding the Company's Level 3 investments.

5.	OTHER LONG-TERM ASSETS

($000s)	March 31, 2014	December 31, 2013
Reclamation fund	25,714	26,181
Other receivables	11,777	11,777
Other long-term assets	37,491	37,958

a)	Reclamation fund
The following table reconciles the reclamation fund:

($000s)	March 31, 2014	December 31, 2013
Balance, beginning of period	26,181	10,455
Contributions	12,927	30,734
Expenditures	(13,394)	(15,008)
Balance, end of period	25,714	26,181

b)	Other receivables
At March 31, 2014, the Company had investment tax credits of $11.8 million (December 31, 2013 - $11.8 million).

6.	EXPLORATION AND EVALUATION ASSETS

($000s)	March 31, 2014	December 31, 2013
Exploration and evaluation assets at cost	1,648,436	1,590,298
Accumulated amortization	(974,189)	(901,974)
Net carrying amount	674,247	688,324

Reconciliation of movements during the period
Cost, beginning of period	1,590,298	1,700,442
Accumulated amortization, beginning of period	(901,974)	(619,685)
Net carrying amount, beginning of period	688,324	1,080,757

Net carrying amount, beginning of period	688,324	1,080,757
Acquisitions through business combinations, net	4,644	6,600
Additions	153,251	471,900
Dispositions	-	(1,993)
Transfers to property, plant and equipment	(116,664)	(614,446)
Amortization	(66,437)	(275,504)
Foreign exchange	11,129	21,010
Net carrying amount, end of period	674,247	688,324
Exploration and evaluation ("E&E") assets consist of the Company's undeveloped land and exploration projects which are pending the determination of technical feasibility. Additions represent the Company's share of the cost of E&E assets. At March 31, 2014, $674.2 million remains in E&E assets after $116.7 million was transferred to property, plant and equipment ("PP&E") following the determination of technical feasibility during the three months ended March 31, 2014 (year ended December 31, 2013 - $688.3 million and $614.4 million, respectively).
Impairment test of exploration and evaluation assets
There were no indicators of impairment at March 31, 2014 or December 31, 2013.

CRESCENT POINT ENERGY CORP.	6

7.	CAPITAL ACQUISITIONS AND DISPOSITIONS
In the three months ended March 31, 2014, the Company incurred $0.3 million (March 31, 2013 - $3.4 million) of transaction costs related to business combinations that are recorded as general and administrative expenses.
Minor Property Acquisitions and Dispositions
Crescent Point completed minor property acquisitions and dispositions during the three months ended March 31, 2014 for net consideration of $33.3 million ($33.6 million was allocated to PP&E and E&E assets). These minor property acquisitions and dispositions were completed with full tax pools.

CRESCENT POINT ENERGY CORP.	7

8.	PROPERTY, PLANT AND EQUIPMENT

($000s)	March 31, 2014	December 31, 2013
Development and production assets	15,606,784	14,964,220
Corporate assets	33,044	26,176
Property, plant and equipment at cost	15,639,828	14,990,396
Accumulated depletion, depreciation and impairment	(4,047,367)	(3,731,249)
Net carrying amount	11,592,461	11,259,147

Reconciliation of movements during the period

Development and production assets
Cost, beginning of period	14,964,220	12,740,337
Accumulated depletion and impairment, beginning of period	(3,715,311)	(2,431,102)
Net carrying amount, beginning of period	11,248,909	10,309,235

Net carrying amount, beginning of period	11,248,909	10,309,235
Acquisitions through business combinations, net	28,937	119,611
Additions	440,131	1,414,067
Dispositions	(3)	(2,454)
Transfers from exploration and evaluation assets	116,664	614,446
Depletion	(306,853)	(1,181,383)
Impairment	-	(98,291)
Foreign exchange	48,587	73,678
Net carrying amount, end of period	11,576,372	11,248,909

Cost, end of period	15,606,784	14,964,220
Accumulated depletion and impairment, end of period	(4,030,412)	(3,715,311)
Net carrying amount, end of period	11,576,372	11,248,909

Corporate assets
Cost, beginning of period	26,176	22,843
Accumulated depreciation, beginning of period	(15,938)	(12,210)
Net carrying amount, beginning of period	10,238	10,633

Net carrying amount, beginning of period	10,238	10,633
Additions	6,827	3,285
Depreciation	(1,008)	(3,721)
Foreign exchange	32	41
Net carrying amount, end of period	16,089	10,238

Cost, end of period	33,044	26,176
Accumulated depreciation, end of period	(16,955)	(15,938)
Net carrying amount, end of period	16,089	10,238
At March 31, 2014, future development costs of $6.0 billion (December 31, 2013 - $5.9 billion) are included in costs subject to depletion.
Direct general and administrative costs capitalized by the Company during the three months ended March 31, 2014 were $11.4 million (year ended December 31, 2013 - $42.2 million), including $5.8 million of share-based compensation costs (year ended December 31, 2013 - $23.1 million).

CRESCENT POINT ENERGY CORP.	8

Impairment test of property, plant and equipment
There were no indicators of impairment at March 31, 2014.

9.	GOODWILL
At March 31, 2014, the Company had goodwill of $251.9 million (December 31, 2013 - $251.9 million). Goodwill has been assigned to the Canadian operating segment.

10.	LONG-TERM DEBT
The following table reconciles long-term debt:

($000s)	March 31, 2014	December 31, 2013
Bank credit facilities	793,614	546,595
Senior guaranteed notes	1,228,510	1,187,519
Long-term debt	2,022,124	1,734,114
Long-term debt due within one year	91,449	-
Long-term debt due beyond one year	1,930,675	1,734,114

a)	Bank Credit Facilities
The Company has a syndicated unsecured credit facility with fourteen banks and an operating credit facility with one Canadian chartered bank, for a total amount available under the combined facilities of $2.1 billion. The syndicated unsecured credit facility also includes an accordion feature that allows the Company to increase the facility by up to $500.0 million.
The credit facilities bear interest at the Canadian prime rate plus a margin based on a sliding scale ratio of the Company's senior debt to EBITDA, adjusted for certain non-cash items. The syndicated unsecured credit facility constitutes a revolving credit facility for a three year term which is extendible annually; the current maturity date is June 10, 2016. The operating credit facility constitutes a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period, subject to a one year term out period should the lender not agree to an annual extension; the current conversion date is June 6, 2014. The combined credit facilities have covenants which restrict the Company's ratio of senior debt to EBITDA, adjusted for certain non-cash items, to a maximum of 3.0:1.0 and the ratio of debt to capital, adjusted for certain non-cash items, to a maximum of 0.5:1.0. The Company is in compliance with all debt covenants at March 31, 2014.
The Company has letters of credit in the amount of $3.9 million outstanding at March 31, 2014.
The Company manages its credit facilities through a combination of bankers' acceptance loans and interest rate swaps.

CRESCENT POINT ENERGY CORP.	9

b)	Senior Guaranteed Notes
The Company has closed private offerings of senior guaranteed notes raising total gross proceeds of US$983.0 million and Cdn$142.0 million. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. The senior guaranteed notes have financial covenants similar to those of the combined credit facilities described above. The terms, rates and carrying amounts of the Company's outstanding senior guaranteed notes are detailed below:

Principal ($000s)	Maturity Date	Coupon Rate	Interest Payment Dates	March 31, 2014	December 31, 2013
Cdn$50,000	March 24, 2015	4.92%	September 24 and March 24	50,000	50,000
US$37,500	March 24, 2015	4.71%	September 24 and March 24	41,449	39,885
US$52,000	April 14, 2016	3.93%	October 14 and April 14	57,476	55,307
US$67,500	March 24, 2017	5.48%	September 24 and March 24	74,608	71,793
US$31,000	April 14, 2018	4.58%	October 14 and April 14	34,264	32,972
US$20,000	June 12, 2018	2.65%	December 12 and June 12	22,106	21,272
Cdn$7,000	May 22, 2019	4.29%	November 22 and May 22	7,000	7,000
US$68,000	May 22, 2019	3.39%	November 22 and May 22	75,160	72,325
US$155,000	March 24, 2020	6.03%	September 24 and March 24	171,321	164,858
Cdn$50,000	April 14, 2021	5.53%	October 14 and April 14	50,000	50,000
US$82,000	April 14, 2021	5.13%	October 14 and April 14	90,635	87,215
Cdn$25,000	May 22, 2022	4.76%	November 22 and May 22	25,000	25,000
US$200,000	May 22, 2022	4.00%	November 22 and May 22	221,060	212,720
Cdn$10,000	June 12, 2023	4.11%	December 12 and June 12	10,000	10,000
US$270,000	June 12, 2023	3.78%	December 12 and June 12	298,431	287,172
Senior guaranteed notes				1,228,510	1,187,519
Senior guaranteed notes due within one year				91,449	-
Senior guaranteed notes due beyond one year				1,137,061	1,187,519
Concurrent with the issuance of US$953.0 million senior guaranteed notes, the Company entered into cross currency interest rate swaps (''CCIRS'') with a syndicate of financial institutions. To manage the Company's foreign exchange risk, the CCIRS fix the US dollar amount of the notes for purposes of interest and principal repayments at a notional amount of $953.2 million. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a cross currency principal swap which fixed the principal repayment at a notional amount of $32.2 million. See additional information in Note 21 - “Financial Instruments and Derivatives”.

11.	OTHER LONG-TERM LIABILITIES

($000s)	March 31, 2014	December 31, 2013
Lease inducement (1)	7,528	-
Long-term compensation liability (2)	2,751	3,072
Other long-term liabilities	10,279	3,072

(1)
The Company's lease inducement is associated with the building lease for Crescent Point's future corporate office. This non-cash liability will be amortized on a straight-line basis over the term of the lease commencing in June 2015 and extending to June 2030.

(2)	Long-term compensation liability relates to the Deferred Share Unit ("DSU") Plan. See additional information in Note 19 - "Share-based Compensation".

12.	DECOMMISSIONING LIABILITY
Upon retirement of its oil and gas assets, the Company anticipates substantial costs associated with decommissioning. The estimated cash flows have been discounted using an average risk-free rate of approximately 3 percent and an inflation rate of 2 percent (December 31, 2013 - approximately 3 percent and 2 percent, respectively).

CRESCENT POINT ENERGY CORP.	10

The following table reconciles the decommissioning liability:

($000s)	March 31, 2014	December 31, 2013
Decommissioning liability, beginning of period	629,538	502,432
Liabilities incurred	12,124	32,562
Liabilities acquired through capital acquisitions	291	4,291
Liabilities disposed through capital dispositions	-	(793)
Liabilities settled	(13,161)	(11,375)
Revaluation of acquired decommissioning liabilities (1)	392	3,256
Change in estimated future costs	-	115,266
Change in discount rate	-	(30,263)
Accretion expense	4,730	14,162
Decommissioning liability, end of period	633,914	629,538
Expected to be incurred within one year	37,550	18,469
Expected to be incurred beyond one year	596,364	611,069

(1)
These amounts relate to the revaluation of acquired decommissioning liabilities at the end of the period using a risk-free discount rate. At the date of acquisition, acquired decommissioning liabilities are fair valued.

13.	SHAREHOLDERS’ CAPITAL
Crescent Point has an unlimited number of common shares authorized for issuance.

	March 31, 2014		December 31, 2013
	Number of shares	Amount ($000s)	Number of shares	Amount ($000s)
Common shares, beginning of period	394,993,566	12,181,396	374,702,264	11,439,861
Issued on capital acquisitions	66,718	2,683	-	-
Issued on redemption of restricted shares (1)	874,393	36,764	2,045,169	82,395
Issued pursuant to DRIP (2)	2,160,257	80,268	18,246,133	659,140
Common shares, end of period	398,094,934	12,301,111	394,993,566	12,181,396
Cumulative share issue costs, net of tax	-	(191,163)	-	(191,091)
Total shareholders’ capital, end of period	398,094,934	12,109,948	394,993,566	11,990,305

(1)	The amount of shares issued on redemption of restricted shares is net of any employee withholding taxes.

(2)	Premium Dividend TM and Dividend Reinvestment Plan.
At March 31, 2014, the Company recorded dividends payable of $91.6 million which was settled with cash of $65.5 million and Crescent Point common shares issued pursuant to the DRIP valued at $26.1 million (669,418 common shares) on April 15, 2014.  At December 31, 2013, the Company recorded dividends payable of $90.8 million which was settled with cash of $65.0 million and Crescent Point common shares issued pursuant to the DRIP valued at $25.8 million (678,361 common shares) on January 15, 2014.

14.	DEFICIT

($000s)	March 31, 2014	December 31, 2013
Accumulated earnings	1,085,239	1,054,349
Accumulated tax effect on redemption of restricted shares	8,779	8,736
Accumulated dividends	(5,033,798)	(4,755,522)
Deficit	(3,939,780)	(3,692,437)

CRESCENT POINT ENERGY CORP.	11

15.	CAPITAL MANAGEMENT
The Company’s capital structure is comprised of shareholders’ equity, long-term debt and working capital. The balance of each of these items is as follows:

($000s)	March 31, 2014	December 31, 2013
Long-term debt	2,022,124	1,734,114
Working capital deficiency (1)	391,893	406,134
Unrealized foreign exchange on translation of US dollar senior guaranteed notes	(104,111)	(63,170)
Net debt	2,309,906	2,077,078
Shareholders’ equity	8,421,727	8,500,073
Total capitalization	10,731,633	10,577,151

(1)
Working capital deficiency is calculated as accounts payable and accrued liabilities plus dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable.

Crescent Point's objective for managing capital is to maintain a strong balance sheet and capital base to provide financial flexibility, stability to dividends and to position the Company for future development of the business. Ultimately, Crescent Point strives to maximize long-term stakeholder value by ensuring the Company has the financing capacity to fund projects that are expected to add value to stakeholders and distribute any excess cash that is not required for financing projects.
Crescent Point manages and monitors its capital structure and short-term financing requirements using a non-GAAP measure, the ratio of net debt to funds flow from operations. Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable and unrealized foreign exchange on translation of US dollar senior guaranteed notes. Funds flow from operations is calculated as cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Crescent Point's objective is to maintain a net debt to funds flow from operations ratio of approximately 1.0 times. This metric is used to measure the Company's overall debt position and measure the strength of the Company's balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels. The Company's net debt to funds flow from operations ratio at March 31, 2014 was 1.1 times (December 31, 2013 - 1.0 times). The funds flow from operations only reflects funds flow from operations generated on acquired properties since the closing date of the acquisitions.
Crescent Point strives to provide stability to its dividends over time by managing risks associated with the oil and gas industry. To accomplish this, the Company maintains a conservative balance sheet with significant unutilized lines of credit, manages its exposure to fluctuating interest rates and foreign exchange rates on its long-term debt, and actively hedges commodity prices using a 3½ year risk management program by hedging up to 65 percent, unless otherwise approved by the Board of Directors, of after royalty volumes using a portfolio of swaps, collars and put option instruments and up to 35 percent of after royalty volumes using a combination of financial derivatives and fixed differential physical contracts to manage price differentials.
Crescent Point is subject to certain financial covenants on its credit facility and senior guaranteed notes agreements and is in compliance with all financial covenants as at March 31, 2014.

16.	DERIVATIVE LOSSES

	Three months ended March 31
($000s)	2014	2013
Realized losses	(56,479)	(4,439)
Unrealized losses	(136,184)	(78,175)
Derivative losses	(192,663)	(82,614)

17.	OTHER INCOME

	Three months ended March 31
($000s)	2014	2013
Unrealized gain on long-term investments	3,618	3,636
Other gain	-	24
Other income	3,618	3,660

CRESCENT POINT ENERGY CORP.	12

18.	FOREIGN EXCHANGE LOSS

	Three months ended March 31
($000s)	2014	2013
Realized
Foreign exchange gain (loss) on cross currency interest rate swaps	65	(520)
Other foreign exchange gain	155	598
Unrealized
Foreign exchange loss on translation of US dollar senior guaranteed notes	(40,941)	(14,236)
Other foreign exchange loss	(394)	(403)
Foreign exchange loss	(41,115)	(14,561)

19.	SHARE-BASED COMPENSATION
Restricted Share Bonus Plan
The Company has a Restricted Share Bonus Plan pursuant to which the Company may grant restricted shares to directors, officers, employees and consultants. The restricted shares vest on terms up to three years from the grant date as determined by the Board of Directors.
Restricted shareholders are eligible for monthly dividends on their restricted shares, immediately upon grant.
Deferred Share Unit Plan
The Company has a DSU plan for directors. Each DSU vests on the date of the grant, however, the settlement of the DSU occurs following a change of control or when the individual ceases to be a director of the Company. Deferred Share Units are settled in cash based on the prevailing Crescent Point share price.
The following table reconciles the number of restricted shares and DSUs for the three months ended March 31, 2014:

	Restricted Shares	Deferred Share Units
Balance, beginning of period	2,588,143	75,380
Granted	1,964,714	1,178
Adjustment in accordance with grant	-	(8,377)
Redeemed	(888,182)	-
Forfeited	(27,334)	-
Balance, end of period	3,637,341	68,181
For the three months ended March 31, 2014, the Company calculated total share-based compensation, net of estimated forfeitures and forfeiture true-ups, of $25.9 million (March 31, 2013 - $22.5 million), of which $5.8 million was capitalized (March 31, 2013 - $5.2 million).

20.	PER SHARE AMOUNTS
The following table summarizes the weighted average shares used in calculating net income per share:

	Three months ended March 31
	2014	2013
Weighted average shares – basic	396,807,995	378,342,926
Dilutive impact of restricted shares	2,199,362	1,303,643
Weighted average shares – diluted	399,007,357	379,646,569

21.	FINANCIAL INSTRUMENTS AND DERIVATIVES
The Company's financial assets and liabilities are comprised of cash, accounts receivable, long-term investments, reclamation fund, derivative assets and liabilities, accounts payable and accrued liabilities, dividends payable and long-term debt.
Crescent Point's derivative assets and liabilities are transacted in active markets. Crescent Point's long-term investments are transacted in active and non-active markets. The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 - Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

CRESCENT POINT ENERGY CORP.	13

•
Level 2 - Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•	Level 3 - Values are based on prices or valuation techniques that are not based on observable market data.
Accordingly, Crescent Point's derivative assets and liabilities are classified as Level 2. Long-term investments are classified as Level 1, Level 2 or Level 3 depending on the valuation methods and inputs used and whether the applicable company is publicly traded or private. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.
Crescent Point's valuation of investments in private companies is based primarily on recent trading activity in the relevant company's common shares. Crescent Point validates these valuations using a variety of peer comparison metrics and industry data. The Company's finance department is responsible for performing the valuation of financial instruments, including the calculation of Level 3 fair values. Refer to Note 4 for changes in the Company's Level 3 investments.
Discussions of the fair values and risks associated with financial assets and liabilities, as well as summarized information related to derivative positions are detailed below:
a) Carrying Amount and Fair Value of Financial Instruments
The fair value of cash, accounts receivable, reclamation fund, accounts payable and accrued liabilities and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the amounts drawn on bank credit facilities is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates. These financial instruments are classified as financial assets and liabilities at amortized cost and are reported at amortized cost.
The following table summarizes the carrying value of financial assets and liabilities as compared to their respective fair values as of March 31, 2014:

	March 31, 2014 Carrying Value	March 31, 2014 Fair Value	Quoted prices in active markets for identical assets (Level1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
($000s)
Financial assets
Derivatives	84,913	84,913	-	84,913	-
Long-term investments (1)	77,847	77,847	28,595	-	49,252
	162,760	162,760	28,595	84,913	49,252
Financial liabilities
Derivatives	295,107	295,107	-	295,107	-
Senior guaranteed notes (2)	1,228,510	1,262,342	-	1,262,342	-
	1,523,617	1,557,449	-	1,557,449	-

(1)	Long-term investments are comprised of equity securities in public and private upstream oil and gas companies.

(2)
The senior guaranteed notes are classified as financial liabilities at amortized cost and are reported at amortized cost. The notes denominated in US dollars are translated to Canadian dollars at the period end exchange rate. The fair value of the notes is calculated based on current interest rates and is not recorded in the financial statements.

CRESCENT POINT ENERGY CORP.	14

The following table summarizes the carrying value of financial assets and liabilities as compared to their respective fair values as of December 31, 2013:

	December 31, 2013 Carrying Value	December 31, 2013 Fair Value	Quoted prices in active markets for identical assets (Level1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
($000s)
Financial assets
Derivatives	51,224	51,224	-	51,224	-
Long-term investments (1)	74,229	74,229	24,259	-	49,970
	125,453	125,453	24,259	51,224	49,970
Financial liabilities
Derivatives	125,234	125,234	-	125,234	-
Senior guaranteed notes (2)	1,187,519	1,202,304	-	1,202,304	-
	1,312,753	1,327,538	-	1,327,538	-

(1)	Long-term investments are comprised of equity securities in public and private upstream oil and gas companies.

(2)
The senior guaranteed notes are classified as financial liabilities at amortized cost and are reported at amortized cost. The notes denominated in US dollars are translated to Canadian dollars at the period end exchange rate. The fair value of the notes is calculated based on current interest rates and is not recorded in the financial statements.

Derivative assets and liabilities
Derivative assets and liabilities arise from the use of derivative contracts. The Company's derivative financial instruments are classified as fair value through profit or loss and are reported at fair value with changes in fair value recorded in net income.
The following table summarizes the fair value as at March 31, 2014 and the change in fair value for the three months ended March 31, 2014:

($000s)	Commodity contracts (1)	Interest contracts	CCIRS contracts (2)	Foreign exchange contracts	Total
Derivative assets / (liabilities), beginning of period	(111,568)	(6,536)	44,094	-	(74,010)
Unrealized change in fair value	(172,451)	1,284	35,838	(855)	(136,184)
Derivative assets / (liabilities), end of period	(284,019)	(5,252)	79,932	(855)	(210,194)

Derivative assets, end of period	2,830	-	82,083	-	84,913
Derivative liabilities, end of period	(286,849)	(5,252)	(2,151)	(855)	(295,107)

(1)	Includes oil, gas and power contracts.

(2)	Includes cross currency principal swap contract.
The following table summarizes the fair value as at December 31, 2013 and the change in fair value for the year ended December 31, 2013:

($000s)	Commodity contracts (1)	Interest contracts	CCIRS contracts (2)	Foreign exchange contracts	Total
Derivative assets / (liabilities), beginning of year	43,337	(8,518)	2,840	207	37,866
Unrealized change in fair value	(154,905)	1,982	41,254	(207)	(111,876)
Derivative assets / (liabilities), end of year	(111,568)	(6,536)	44,094	-	(74,010)

Derivative assets, end of year	3,512	-	47,712	-	51,224
Derivative liabilities, end of year	(115,080)	(6,536)	(3,618)	-	(125,234)

(1)	Includes oil, gas and power contracts.

(2)	Includes cross currency principal swap contract.
Offsetting Financial Assets and Liabilities
Financial assets and liabilities are only offset if the Company has the legal right to offset and intends to settle on a net basis or settle the asset and liability simultaneously. The Company offsets derivative assets and liabilities when the counterparty, commodity, currency and timing of settlement are the same. The following table summarizes the gross asset and liability positions of the

CRESCENT POINT ENERGY CORP.	15

Company's financial derivatives by contract that are offset on the balance sheet as at March 31, 2014 and December 31, 2013:

	March 31, 2014			December 31, 2013
($000s)	Asset	Liability	Net	Asset	Liability	Net
Gross amount	87,087	(297,281)	(210,194)	55,614	(129,624)	(74,010)
Amount offset	(2,174)	2,174	-	(4,390)	4,390	-
Net amount	84,913	(295,107)	(210,194)	51,224	(125,234)	(74,010)

b)	Risks Associated with Financial Assets and Liabilities
The Company is exposed to financial risks from its financial assets and liabilities. The financial risks include market risk relating to commodity prices, interest rates and foreign exchange rates as well as credit and liquidity risk.
Market Risk
Market risk is the risk that the fair value or future cash flows of a derivative will fluctuate because of changes in market prices. Market risk is comprised of commodity price risk, interest rate risk and foreign exchange risk as discussed below.
Commodity Price Risk
The Company is exposed to commodity price risk on crude oil and natural gas revenues as well as power on electricity consumption. As a means to mitigate the exposure to commodity price volatility, the Company has entered into various derivative agreements and physical contracts. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors.
Crude oil - To partially mitigate exposure to crude oil commodity price risk, the Company enters into option contracts and swaps, which manage the Cdn$ WTI price fluctuations. The Company also enters physical delivery and derivative WTI price differential contracts which manage the spread between US$ WTI and various stream prices. The Company manages physical delivery contracts on a month-to-month spot and on a term contract basis. As at March 31, 2014, Crescent Point had committed, on a term contract basis, to deliver an average of 10,000 bbl/d of crude oil from April 2014 to March 2015.
Natural gas - To partially mitigate exposure to natural gas commodity price risk, the Company enters into AECO natural gas swaps, which manage the AECO natural gas price fluctuations.
Power - To partially mitigate exposure to electricity price changes, the Company may enter into swaps or fixed price physical delivery contracts which fix the power price.
The following table summarizes the sensitivity of the fair value of the Company's derivative positions as at March 31, 2014 and March 31, 2013 to fluctuations in commodity prices or differentials, with all other variables held constant. When assessing the potential impact of these commodity price or differential changes, the Company believes 10 percent volatility is a reasonable measure. Fluctuations in commodity prices or differentials potentially could have resulted in unrealized gains (losses) impacting income before tax as follows:

	Impact on Income Before Tax		Impact on Income Before Tax
($000s)	Three months ended March 31, 2014		Three months ended March 31, 2013
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Commodity price
Crude oil	(345,634)	337,890	(243,303)	238,161
Natural gas	(10,877)	10,877	(3,413)	3,413
Power	231	(231)	253	(253)
Differential
Crude oil	588	(588)	76	(76)
Interest Rate Risk
The Company is exposed to interest rate risk on bank credit facilities to the extent of changes in the prime interest rate. For the three months ended March 31, 2014, a one percent increase or decrease in the interest rate on floating rate debt would have amounted to a $1.5 million impact on income before tax.

CRESCENT POINT ENERGY CORP.	16

The Company partially mitigates its exposure to interest rate changes by entering into interest rate swap transactions. The following sensitivities show the resulting unrealized gains (losses) and the impact on income before tax of the respective changes in the applicable forward interest rates as at March 31, 2014 and March 31, 2013 with all other variables held constant:

	Impact on Income Before Tax		Impact on Income Before Tax
($000s)	Three months ended March 31, 2014		Three months ended March 31, 2013
Forward interest rates	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Interest rate swaps	294	(294)	536	(536)
Foreign Exchange Risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company's financial assets or liabilities. As the Company operates in Canada and the U.S., fluctuations in the exchange rate between the US/Canadian dollars can have a significant effect on reported results. The Company is exposed to foreign exchange risk in relation to its US dollar denominated senior guaranteed notes, investment in U.S. subsidiaries and in relation to its crude oil sales.
Concurrent with the issuance of US$953.0 million senior guaranteed notes, the Company entered into CCIRS with a syndicate of financial institutions. Under the terms of the CCIRS, the US dollar amount of the notes was fixed for purposes of interest and principal repayments at a notional amount of $953.2 million. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a cross currency principal swap which fixed the principal repayment at a notional amount of $32.2 million.
The Company can partially mitigate its exposure to foreign exchange rate changes by entering into US dollar swaps. To partially mitigate the foreign exchange risk relating to crude oil sales, the Company has fixed crude oil contracts to settle in Cdn$ WTI.
The following sensitivities show the resulting unrealized gains (losses) and the impact on income before tax of the respective changes in the period end and applicable forward foreign exchange rates at March 31, 2014 and March 31, 2013 with all other variables held constant:

		Impact on Income Before Tax		Impact on Income Before Tax
($000s)	Exchange Rate	Three months ended March 31, 2014		Three months ended March 31, 2013
Cdn$ relative to US$		Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
US dollar swaps	Forward	(10,820)	10,820	(1,719)	1,719
US dollar senior guaranteed notes	Period End	108,651	(108,651)	70,381	(70,381)
Cross currency interest rate swaps	Forward	(119,172)	119,172	(81,890)	81,890
Cross currency principal swaps	Forward	(3,318)	3,318	(3,154)	3,154
Credit Risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. A substantial portion of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. The Company monitors the creditworthiness and concentration of credit with customers of its physical oil and gas sales. The Company is authorized to transact derivative contracts with counterparties rated A (or equivalent) or better, based on the lowest rating of the three ratings providers. Should one of the Company's financial counterparties be downgraded below the A rating limit, the Chief Financial Officer will advise the Audit Committee and provide recommendations to minimize the Company's credit risk to that counterparty. The maximum credit exposure associated with accounts receivable is the total carrying amount and the maximum exposure associated with the derivative instruments approximates their fair value.
To further mitigate credit risk associated with its physical sales portfolio, Crescent Point has secured credit insurance from a global credit insurance provider. This policy provides credit coverage for approximately 35 percent of the Company's physical sales portfolio. Crescent Point believes this insurance policy is a prudent component of its formal credit policies and procedures.
Less than 3 percent of the Company's accounts receivable balance at March 31, 2014 is outstanding for more than 90 days and the Company considers the entire balance to be collectible.

CRESCENT POINT ENERGY CORP.	17

Liquidity Risk
The timing of undiscounted cash outflows relating to the financial liabilities outstanding at March 31, 2014 is outlined in the table below:

($000s)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Accounts payable and accrued liabilities	850,406	-	-	-	850,406
Dividends payable	91,562	-	-	-	91,562
Derivative liabilities (1)	190,799	64,332	27,648	632	283,411
Senior guaranteed notes (2)	144,446	221,213	139,490	964,428	1,469,577
Bank credit facilities (3)	-	793,614	-	-	793,614

(1)	These amounts exclude undiscounted cash outflows pursuant to the CCIRS and cross currency principal swaps.

(2)	These amounts include the notional principal and interest payments pursuant to the CCIRS and cross currency principal swaps, which fix the amounts due in Canadian dollars.

(3)	These amounts exclude interest payable on amounts drawn on the bank credit facilities.
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company manages its liquidity risk through cash and debt management. As disclosed in Note 15, Crescent Point targets an average net debt to funds flow from operations ratio of approximately 1.0 times.
In managing liquidity risk, the Company has access to a wide range of funding at competitive rates through capital markets and banks. At March 31, 2014, the Company had available unused borrowing capacity on bank credit facilities of approximately $1.3 billion, including $3.9 million letters of credit drawn on the facility. Crescent Point believes it has sufficient funding to meet its foreseeable spending requirements.
Included in the Company's bank credit facilities balance of $793.6 million at March 31, 2014 (December 31, 2013 - $546.6 million) are obligations of $710.0 million (December 31, 2013 - $460.0 million) of bankers' acceptances, obligations of $86.7 million (December 31, 2013 - $89.8 million) for borrowings under the operating and syndicated prime loans, partially offset by prepaid credit facility renewal fees of $1.7 million (December 31, 2013 - $2.1 million) and prepaid interest on bankers' acceptances of $1.4 million (December 31, 2013 - $1.1 million). These amounts are fully supported and management expects that they will continue to be supported by revolving credit facilities that have no repayment requirements until maturity, other than interest.

c)	Derivative Contracts
The Company enters into fixed price oil, gas, power, foreign currency, interest rate, cross currency interest rate, cross currency principal and crude oil differential contracts to manage its exposure to fluctuations in the price of crude oil, gas, power, foreign exchange and interest on debt.
The following is a summary of the derivative contracts in place as at March 31, 2014:

Financial WTI Crude Oil Derivative Contracts – Canadian Dollar (1)
Term	Volume (bbls/d)	Average Swap Price ($/bbl)	Average Collar Sold Call Price ($/bbl)	Average Collar Bought Put Price ($/bbl)	Average Bought Put Price ($/bbl)	Average Put Premium ($/bbl)
2014 April - December	60,820	96.89	103.05	88.20	98.14	4.97
2015	35,983	93.86	98.18	87.84	-	-
2016	21,000	90.41	-	-	-	-
2017 January - June	4,492	90.29	-	-	-	-

(1)	The volumes and prices reported are the weighted average volumes and prices for the period.

Financial WTI Crude Oil Differential Derivative Contracts – Canadian Dollar (1)
Term	Volume (bbls/d)	Contract	Basis	Fixed Differential ($/bbl)
2014 April - December	1,000	Basis Swap	WCS	(20.93)

(1)	The volumes and prices reported are the weighted average volumes and prices for the period.

CRESCENT POINT ENERGY CORP.	18

Financial AECO Natural Gas Derivative Contracts – Canadian Dollar (1)	Average Volume (GJ/d)	Average Swap Price ($/GJ)
Term
2014 April - December	24,000	3.55
2015	29,000	3.62
2016	26,339	3.59
2017 January - March	24,000	3.56

(1)	The volumes and prices reported are the weighted average volumes and prices for the period.

Financial Power Derivative Contracts – Canadian Dollar		Volume (MW/h)	Fixed Rate ($/MW/h)
Term	Contract
2014 April - December	Swap	3.0	75.00
2015	Swap	3.0	49.50

Foreign Exchange Forward Contracts		Amount (US$)	Cdn$/US$
Settlement Date	Contract
April 1, 2014	Swap	81,000,000	1.1145
April 3, 2014	Swap	3,000,000	1.1103
May 6, 2014	Swap	3,000,000	1.1108
June 5, 2014	Swap	3,000,000	1.1119
July 3, 2014	Swap	4,000,000	1.1114
August 5, 2014	Swap	4,000,000	1.1120

Financial Interest Rate Derivative Contracts – Canadian Dollar		Notional Principal ($)	Fixed Annual Rate (%)
Term	Contract
April 2014 – May 2015	Swap	25,000,000	2.90
April 2014 – May 2015	Swap	25,000,000	3.50
April 2014 – May 2015	Swap	50,000,000	3.09
April 2014 – June 2015	Swap	50,000,000	3.78
April 2014 – July 2015	Swap	50,000,000	3.63

Financial Cross Currency Interest Rate Derivative Contracts
Term	Contract	Receive Notional Principal (US$)	Fixed Annual Rate (US%)	Pay Notional Principal (Cdn$)	Fixed Annual Rate (Cdn%)
April 2014 – March 2015	Swap	37,500,000	4.71	38,287,500	5.24
April 2014 – April 2016	Swap	52,000,000	3.93	50,128,000	4.84
April 2014 – March 2017	Swap	67,500,000	5.48	68,917,500	5.89
April 2014 – April 2018	Swap	31,000,000	4.58	29,884,000	5.32
April 2014 – June 2018	Swap	20,000,000	2.65	20,350,000	3.52
April 2014 – May 2019	Swap	68,000,000	3.39	66,742,000	4.53
April 2014 – March 2020	Swap	155,000,000	6.03	158,255,000	6.45
April 2014 – April 2021	Swap	82,000,000	5.13	79,048,000	5.83
April 2014 – May 2022	Swap	170,000,000	4.00	166,855,000	5.03
April 2014 – June 2023	Swap	270,000,000	3.78	274,725,000	4.32

Financial Cross Currency Principal Derivative Contracts
Settlement Date	Contract	Receive Notional Principal (US$)	Pay Notional Principal (Cdn$)
May 22, 2022	Swap	30,000,000	32,241,000
Concurrent with the issuance of US$953.0 million senior guaranteed notes, the Company entered into CCIRS with a syndicate of financial institutions. Under the terms of the CCIRS, the US dollar amount of the notes was fixed for purposes of interest and principal

CRESCENT POINT ENERGY CORP.	19

repayments at a notional amount of $953.2 million. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a cross currency principal swap which fixed the principal repayment at a notional amount of $32.2 million.

22.	RELATED PARTY TRANSACTIONS
All related party transactions are recorded at the exchange amount.
During the three months ended March 31, 2014, Crescent Point recorded $0.3 million (March 31, 2013 - $0.2 million) of legal fees in the normal course of business to a law firm of which a partner is the Company's corporate secretary. Crescent Point also recorded less than $0.1 million during the three months ended March 31, 2014 (March 31, 2013 - $0.2 million) of legal fees in the normal course of business to a law firm of which a partner is a director of the Company.

23.	SUPPLEMENTAL DISCLOSURES
Cash Flow Statement Presentation

	Three months ended March 31
($000s)	2014	2013
Operating activities
Changes in non-cash working capital:
Accounts receivable	(64,007)	(55,518)
Prepaids and deposits	(6,773)	1,346
Accounts payable and accrued liabilities	73,124	64,626
Other long-term liabilities	5,146	-
	7,490	10,454
Investing activities
Changes in non-cash working capital:
Accounts receivable	(1,368)	3,528
Accounts payable and accrued liabilities	(12,977)	16,807
	(14,345)	20,335
Financing activities
Changes in non-cash working capital:
Dividends payable	713	1,391

24.	GEOGRAPHICAL DISCLOSURE
As at March 31, 2014, Crescent Point's non-current assets related to the U.S. foreign operations is $1.6 billion (December 31, 2013 - $1.6 billion). For the three months ended March 31, 2014, Crescent Point's oil and gas revenue related to the U.S. foreign operations is $85.8 million (March 31, 2013 - $68.0 million).

25.	SUBSEQUENT EVENTS
Arrangement Agreement with CanEra Energy Corp.
On April 23, 2014, Crescent Point announced that it entered into an agreement, by way of plan of arrangement, to acquire all of the issued and outstanding common shares of CanEra Energy Corp. ("CanEra"), a private oil and gas producer with properties in southeast Saskatchewan. Total consideration is estimated to be approximately $1.1 billion and will include a combination of Crescent Point shares, cash and assumed debt. The arrangement with CanEra is expected to close on or about May 15, 2014.

CRESCENT POINT ENERGY CORP.	20

Directors
Peter Bannister, Chairman (1) (3) (4)
Ken Cugnet (3) (4) (5)
Hugh Gillard (1) (2) (5)
Robert Heinemann
Gerald Romanzin (1) (2) (3)
Scott Saxberg (4)
Greg Turnbull (2) (5)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Health, Safety and Environment Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
Officers
Scott Saxberg
President and Chief Executive Officer
Greg Tisdale
Chief Financial Officer
C. Neil Smith
Chief Operating Officer
Brad Borggard
Vice President, Corporate Planning
Derek Christie
Vice President, Exploration and Geosciences
Ryan Gritzfeldt
Vice President, Engineering East
Ken Lamont
Vice President, Finance and Treasurer
Tamara MacDonald
Vice President, Land
Trent Stangl
Vice President, Marketing and Investor Relations
Steve Toews
Vice President, Engineering West
Mark Eade
Corporate Secretary
Head Office
Suite 2800, 111 - 5th Avenue S.W.
Calgary, Alberta T2P 3Y6
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
GLJ Petroleum Consultants Ltd.
Calgary, Alberta
Sproule Associates Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Olympia Trust Company
2300, 125 - 9th Avenue S.E.
Calgary, Alberta T2G 0P6
Tel: (403) 261-0900
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Scott Saxberg
President and Chief Executive Officer
(403) 693-0020
Greg Tisdale
Chief Financial Officer
(403) 693-0020
Trent Stangl
Vice President, Marketing and Investor Relations
(403) 693-0020

CRESCENT POINT ENERGY CORP.	21